St.Jude RESOURCES LTD.
www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

November 5, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #141 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

/mjh
enclosures

St.Jude RESOURCES LTD.

NEWS RELEASE

St Jude Announces $15 million Financing For West Africa Gold Exploration

Vancouver, November 5, 2003 – St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce that it has entered into an agreement, subject to regulatory approval, to raise CDN$15 million with Haywood Securities Inc. and Salman Partners Inc. (collectively, the "agents"). St. Jude will sell up to 7.5 million units ("Units") at $2.00 per Unit ("Unit Price") for gross proceeds of up to CDN$15 million.

Each Unit will consist of one common share, plus one half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share of St. Jude at a price of CDN$3.00 for a period of five (5) years following the Closing Date. The company has also agreed to a greenshoe option, exercisable prior the Closing Date, to increase the size of the offering for up to 1.5 million Units at CDN$2.00 for up to an additional CDN$3 million in gross proceeds.

All shares issued in this private placement will be subject to the standard hold period imposed by Exchange Policies. The proceeds of this private placement will be applied towards advancing the company's gold deposits at Hwini-Butre to feasibility, for further resource development at Benso, for resource definition at Goulagou/Rounga, and for general working capital purposes.

St. Jude is a leading West Africa explorer focused on the discovery and development of gold deposits amenable to low cost mining. The company now has four advanced-stage projects in one of the richest and most productive gold bearing regions in the world. With an expanding gold resource, new potential discoveries and several advanced stage exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566

Or visit the company's website at:
www.stjudegold.com

 2003-11-5/141